UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

BM Technologies, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
05591L107
(CUSIP Number)
October 25, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	05591L107

1	Names of Reporting Persons
Funicular Funds, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,626,177 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,626,177 (1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,626,177 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
11.86% (1)
12	Type of Reporting Person (See Instructions)
PN, OO

(1) The reporting person’s beneficial ownership consists of 1,626,177 warrants exercisable for 1,626,177 shares of Common Stock (the “Shares”). The foregoing calculation is based upon 12,088,487 Shares outstanding as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission on October 25, 2024.

SCHEDULE 13G

CUSIP No.	05591L107

1	Names of Reporting Persons
Cable Car Capital LLC (2)
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,626,177 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,626,177 (1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,626,177 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
11.86% (1)
12	Type of Reporting Person (See Instructions)
IA, PN

(1)	The reporting person’s beneficial ownership consists of 1,626,177 warrants exercisable for 1,626,177 Shares. The foregoing calculation is based upon 12,088,487 Shares outstanding as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission on October 25, 2024.
(2)	Cable Car Capital LLC, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital LLC, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.

SCHEDULE 13G

CUSIP No.	05591L107

1	Names of Reporting Persons
Jacob Ma-Weaver (2)
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,626,177 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,626,177 (1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,626,177 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
11.86% (1)
12	Type of Reporting Person (See Instructions)
PN, OO

(1)	The reporting person’s beneficial ownership consists of 1,626,177 warrants exercisable for 1,626,177 Shares. The foregoing calculation is based upon 12,088,487 Shares outstanding as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission on October 25, 2024.
(2)	Cable Car Capital LLC, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital LLC, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.

Item 1.
(a)	Name of Issuer:

BM Technologies, Inc.

(b)       Address of Issuer’s Principal Executive Offices:

201 King of Prussia Road, Suite 650, Wayne, PA 19087

Item 2.
(a)	Name of Person Filing:

Funicular Funds, LP

Cable Car Capital LLC

Jacob Ma-Weaver

(b)	Address of Principal Business Office or, if None, Residence:

601 California Street, #1151, San Francisco, CA 94108

(c)	Citizenship:

Funicular Funds, LP – Delaware

Cable Car Capital LLC – California

Jacob Ma-Weaver – United States

(d)	Title and Class of Securities:

Common Stock, $0.0001 par value

(e)	CUSIP No.:

05591L107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:

Funicular Funds, LP – 1,626,177

Cable Car Capital LLC – 1,626,177

Jacob Ma-Weaver – 1,626,177

(b)	Percent of Class:

Funicular Funds, LP – 11.86%

Cable Car Capital LLC – 11.86%

Jacob Ma-Weaver – 11.86%

(c)       Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Funicular Funds, LP – 1,626,177

Cable Car Capital LLC – 1,626,177

Jacob Ma-Weaver – 1,626,177

(ii)	Shared power to vote or to direct the vote:

Funicular Funds, LP – 0

Cable Car Capital LLC – 0

Jacob Ma-Weaver – 0

(iii)	Sole power to dispose or to direct the disposition of:

Funicular Funds, LP – 1,626,177

Cable Car Capital LLC – 1,626,177

Jacob Ma-Weaver – 1,626,177

(iv)	Shared power to dispose or to direct the disposition of:

Funicular Funds, LP – 0

Cable Car Capital LLC – 0

Jacob Ma-Weaver – 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 5, 2024

FUNICULAR FUNDS, LP

By: /s/ Jacob Ma-Weaver

Name: Jacob Ma-Weaver

Title: Managing Member of the General Partner

CABLE CAR CAPITAL LLC

By: /s/ Jacob Ma-Weaver

Name: Jacob Ma-Weaver

Title: Managing Member

JACOB MA-WEAVER

By: /s/ Jacob Ma-Weaver

Jacob Ma-Weaver

Exhibit A

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 5, 2024

FUNICULAR FUNDS, LP

By: /s/ Jacob Ma-Weaver

Name: Jacob Ma-Weaver

Title: Managing Member of the General Partner

CABLE CAR CAPITAL LLC

By: /s/ Jacob Ma-Weaver

Name: Jacob Ma-Weaver

Title: Managing Member

JACOB MA-WEAVER

By: /s/ Jacob Ma-Weaver

Jacob Ma-Weaver